FOR IMMEDIATE RELEASE	Exhibit 1 11 May 2020

WPP PLC (“WPP”)

Director’s Dealing

WPP announces that on 7 May 2020, it received notification that Sandrine Dufour, Non-Executive Director of WPP, purchased 15,000 ordinary shares in WPP at a price of £5.9540 per share. Sandrine Dufour’s total shareholding in WPP is now 15,000 ordinary shares.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

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